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                                                                 ---------------
                                                                 SEC File Number
                                                                    001-08140
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                                                                   CUSIP Number
                                                                      339130
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

         For Period Ended: MARCH 31, 2004
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    Fleming Companies, Inc.
Former Name if Applicable:                  Not Applicable

Address of Principal Executive Office       1945 Lakepointe Drive
(Street and Number):

City, State and Zip Code:                   Lewisville, Texas 75057



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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


On April 1, 2003 (the "Petition Date"), Fleming Companies, Inc. ("Fleming") and certain of its subsidiaries filed petitions under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Prior to the Petition Date, Fleming filed a Form 12b-25 to delay the filing of its Annual Report on Form 10-K (the "2002 Form 10-K") for the fiscal year ended December 28, 2002. Since the Petition Date, Fleming has not filed its 2002 Form 10-K, its quarterly report on Form 10-Q for its first quarter ended April 19, 2003 (the "First Quarter Form 10-Q"), its second quarter ended July 12, 2003 (the "Second Quarter Form 10-Q"), its third quarter ended October 4, 2003 (the "Third Quarter Form 10-Q") or its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 Form 10-K"). As previously announced, on March 30, 2004, Fleming filed a Form 8-K dated March 26, 2004 (the "Form 8-K") which stated that Fleming has filed its Debtors' and Official Committee of Unsecured Creditors' Second Amended Joint Plan of Reorganization of Fleming Companies, Inc. and its filing subsidiaries under Chapter 11 of the United States Bankruptcy Code (the "Plan") (which Plan is attached as Exhibit 99.1 to the Form 8-K) with the Bankruptcy Court and, if approved by the Bankruptcy Court, the Plan will result in (i) the cancellation of all of Fleming's equity securities, including all of the shares of Fleming common stock, and (ii) the formation of a new company, Core-Mark Newco (as defined in the Plan), which will own and operate Core-Mark International, Inc. and the continuing operations of the Fleming convenience store operations. As a result, Fleming's equity securities, including shares of Fleming common stock, will have no value. On May 17, 2004, Fleming filed a Form 8-K dated May 11, 2004, which attached as Exhibits 99.1 and 99.2 the Third Amended Joint Plan of Reorganization (the "Third Amended Plan") and the related disclosure statement for the Third Amended Plan.

On April 9, 2004, Fleming filed a motion with the Bankruptcy Court seeking the Bankruptcy Court's appointment of Burr, Pilger & Mayer LLP as the independent public accountant to audit the financial results of Core-Mark Newco, which motion was approved by the Bankruptcy Court



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on May 14, 2004. In light of the Plan, Fleming does not intend to request the appointment of an independent public accountant to audit Fleming's consolidated financial results. As a result, Fleming will be unable to file its 2002 Form 10-K, its First Quarter Form 10-Q, its Second Quarter Form 10-Q, its Third Quarter Form 10-Q, its 2003 Form 10-K, its quarterly report on Form 10-Q for its first quarter ended March 31, 2004 (the "First Quarter 2004 10-Q"), any historical financial reports that Fleming previously indicated may need to be restated in its Form 12b-25 filings filed with the Securities and Exchange Commission and any other future financial reports required by the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Rebecca A. Roof                 (972)                  906-8000
            (Name)                    (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002, the Company's Quarterly Report on Form 10-Q for its first quarter ended April 19, 2003, the Company's Quarterly Report on Form 10-Q for its second quarter ended July 12, 2003, the Company's Quarterly Report on Form 10-Q for its third quarter ended October 4, 2003 and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 have not yet been filed.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, Fleming's Audit and Compliance Committee has conducted an independent investigation into certain of Fleming's accounting and disclosure practices. However, Fleming has sold substantial parts of its operations, and any amounts reportable for this time period in 2003 and 2004 would not allow a meaningful comparison with Fleming's previously reported results for the prior year.



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                             Fleming Companies, Inc.
                ------------------------------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 18, 2004                          By: /s/ Rebecca A. Roof
                                                -------------------------------
                                                Rebecca A. Roof
                                                Interim Chief Financial Officer




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